FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES

Q3 Net Income before Stock Based Compensation (SBC)
more than Doubles to $0.07 Per Share

Net Income $0.01 Per Share

Q3 EBITDAS rises 18%

Company to Continue its Share Repurchase Program

Vancouver, Canada, January 14, 2011, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for the third quarter of its 2010 fiscal year, which ended November 30, 2010. All financial amounts are denominated in Canadian dollars.

Q3 net income before stock based compensation (SBC) more than doubled to $253,000 or $0.07 per share versus $118,000 or $0.03 per share in the same quarter last year. Year to date net income before SBC was $1,362,000 or $0.35 per share as compared to $1,269,000 or $0.32 in the same period of fiscal 2009. Q3 net income was $47,000 or $0.01 per share versus net income of $66,000 or $0.02 per share in the same quarter of fiscal 2009.

As explained in our July 1, 2010 Q1 news release, the Company vested certain stock options in order to dramatically reduce future SBC expenses and eliminate the volatility caused by the variable pricing formula mandated under GAAP using the Black Scholes model on those options. Therefore, YTD net loss was $94,000 or $0.02 per share as compared to a net income of $1,078,000 or $0.27 last year.

Non-GAAP Income before SBC is determined as follows:

	Q3	Q3	YTD	YTD
	2010	2009	2010	2009

Net income (loss)	$47,000	$66,000	($94,000)	$1,078,000
Add back SBC	206,000	52,000	1,456,000	191,000

Net income before SBC	$253,000	$118,000	$1,362,000	$1,269,000

Non-GAAP earnings per share before SBC are determined as follows:

	Q3	Q3	YTD	YTD
	2010	2009	2010	2009
Earnings (loss) per share	$0.01	$0.02	$(0.02)	$0.27
Add back SBC per share	0.06	0.01	0.37	0.05

Earnings per share before SBC	$0.07	$0.03	$0.35	$0.32

The Company will, for at least the balance of this fiscal year, report non-GAAP EBITDAS (earnings before interest, taxes, depreciation, amortization and stock based compensation) as a measure of its ability to generate cash and highlight this non-recurring, non-cash expense.

Pro-forma results for EBITDAS are determined as follows:

	Q3	Q3	YTD	YTD
	2010	2009	2010	2009

Net Income (Loss)	$47,000	$66,000	($94,000)	$1,078,000

Add back:
Interest	40,000	53,000	131,000	179,000
Depreciation and Amortization	177,000	182,000	520,000	545,000
Non-cash stock based compensation	206,000	52,000	1,456,000	191,000
Non-cash income tax expense	56,000	91,000	547,000	616,000

Total Add Backs	479,000	378,000	2,654,000	1,531,000

EBITDAS	$525,000	$445,000	$2,561,000	$2,610,000

Gross profit margin for the quarter was 44.4%, up from 40.2% in the same quarter last year.

Gross revenue for Q3 was $4,171,000, versus $4,668,000 last year. The decline in revenues is principally due to lower co-pack volume due to one-time business provided to the Company in Q3 last year. YTD revenue was $15,982,000 versus $17,190,000 in fiscal 2009. The Company ceased its food distribution business in mid-Q1 of fiscal 2009.

Discounts, rebates and slotting fees were $301,000, down from $317,000 in Q3 of the prior year. SG&A expenses were $1,514,000, up from $1,360,000 the previous year. The total amount of the SG&A increase was attributable to SBC charges. The Company also recorded non-cash income tax expense of $56,000 during the quarter.

As at quarter end, the Company had 3,795,886 shares outstanding (which includes 50,300 shares that have been repurchased and will be returned to treasury in Q4). As at quarter end the Company had cash and available credit totaling approximately $3,386,000.

The Company intends to continue its share repurchase program as it believes the price of its shares remains undervalued.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue®, PureRed®, PureBlack® and PureWhite® SuperJuices, and BabyBlue® children’s’ superfruit blends via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™
©2011 Leading Brands, Inc.

This news release is available at www.LBIX.com

# # #
(table follows)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF
INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN
DOLLARS)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	November 30	November 30	November 30	November 30
	2010	2009	2010	2009

Gross revenue	$4,170,529	$4,667,926	$15,982,308	$17,190,906
Less: Discounts, rebates and slotting fees	(300,793)	(317,223)	(1,109,581)	(1,318,223)
Net revenue	3,869,736	4,350,703	14,872,727	15,872,683

Expenses (Income)
Cost of sales	2,153,203	2,602,868	8,167,540	9,382,048
Selling, general and administration expenses	1,514,143	1,360,267	5,718,013	4,086,601
Amortization of Property, Plant & Equipment	176,970	182,191	520,405	545,089
Interest expense	39,983	53,465	131,476	179,290
Other income	(113,852)	(1,995)	(119,271)	(3,193)
Loss on sale of assets	305	-	3,553	8,515
Foreign exchange gain	(3,847)	(3,671)	(1,780)	(20,135)
	3,766,905	4,193,125	14,419,936	14,178,215

Income before income taxes	102,831	157,578	452,791	1,694,468

Income tax expense	56,243	91,290	547,051	616,250

Net income (loss) and other comprehensive income (loss)	$46,588	$66,288	$(94,260)	$1,078,218

Earnings (loss) per share – basic and diluted	$0.01	$0.02	$(0.02)	$0.27

Weighted average number of shares outstanding – basic and diluted	3,901,155	3,991,625	3,915,636	3,991,625